
Clean Air
LAWN CARE
THE NEIGHBORHOOD'S HEALTHIEST LAWN®
Clean Air
LAWN CARE
THE NEIGHBORHOOD'S HEALTHIEST LAWN®
HARGING IN PROGRESS
SOLAR CHARGING IN PROG

A Franchise Opportunity Promoting Healthy Growth

Clean Air®
LAWN CARE

CleanAirLawnCare.com | (888) 969-3669

Why Organic Lawn Care?

Organic Lawn Care Businesses Enjoy Recurring Revenue and Fast Growth

The increasing awareness of the impacts of lawn equipment pollution and synthetic lawn treatments is fueling the strong growth of sustainable and organic lawn care companies. Customers are requesting clean, sustainable and organic lawn care, and Clean Air Lawn Care is the only lawn care franchise that can deliver. Plus, because we *do* deliver, we have a high customer retention rate, which leads to dependable, recurring revenue.

Our franchise owners not only enjoy making their communities safer, healthier and more beautiful with organic lawn care, but they also enjoy the financial flexibility and independent lifestyle that owning a lucrative green business allows.



Increase Access to Safe, Organic Lawns

The most widespread herbicides used on lawns cause a variety of human and pet health issues. These chemicals pose risks to our natural world, as well. Unlike conventional, chemical-based lawn care, organic lawn care is safe for pets, kids, pollinators, and wildlife. A beautiful lawn shouldn't come at a cost to all of the living things that use and enjoy it.

When the health of our world, pets, and children are at stake, it's more important than ever to take action. And YOU can increase access to 100% sustainable, organic lawn care by opening a franchise.

The Organic Opportunity Is Growing!

$78 Billion
Revenue generated from the lawn care industry annually

82%
Households that buy organic

$9 Billion
In organic lawn and garden product purchases each year

66%
Customers who want on-going lawn maintenance and treatment

34.5 Million
Households hire a lawn care company

65
Banned or severely restricted lawn care chemicals due to health or environmental reasons

Why Clean Air Lawn Care?



Aaron M. | Portland, OR: *Being a Clean Air Lawn Care owner has been exactly what I was hoping it would be. Cutting edge, environmentally conscious, outdoor workplace and a great team of support staff to help my business grow. I could not be more pleased!*

Bradley B. | Atlanta, GA: *I love owning my own business. I didn't come from a sales or marketing background, but I've truly enjoyed building relationships with my customers and providing top-quality service. Knowing that we are doing our part to help the environment is very rewarding. Having support from HQ in areas like marketing and invoicing is extremely valuable, as it saves me time and allows me to focus on sales & operations. Having access to all the other owners is an invaluable resource since whatever question or problem you have, it's very likely that someone else has experienced it already.*



Engaged, Motivated and Friendly Franchise Support

Once you become a Clean Air Lawn Care franchise owner, you'll have access to our extensive franchise support system and exclusive resources that are specific to running an organic lawn care business with ease. You will be in direct communication with our headquarters (HQ), where staff is dedicated to ensuring your lawn care business is meeting your goals and you're having fun. You'll receive support in everything from marketing to billing to providing a high-quality lawn service.

Custom, Proprietary Organic Treatments

Our all-organic treatments are made in-house to ensure the highest quality and effectiveness. To further increase the effectiveness of our products, we customize our Clean Air formulas to best suit the different soil types across the country. So, every franchise owner across the country is set up with the best organic lawn care products for their unique area!



High Customer Retention and Satisfaction

Clean Air Lawn Care customers love getting safe, quiet and effective lawn care. Franchise owners love the dependability of high customer retention and the reputation of consistently positive reviews.

Our Brand

WE ARE

Values driven, humble, eco-progressive (but not hippy). Outdoor zealot. Empathetic, inquisitive, participative, wholesome, a little dorky, environmentally sensitive type.

The Pillars Of Our Brand Story

Pioneer

We are a leader, a change artist in the green revolution. Clean Air is willing to overturn conventional wisdom as we forge forward in redefining the lawn care industry.

Sustainable

We take a whole view of sustainability with mowers powered by renewable energy, all organic lawn treatments, growing local business, and staff and franchisees who are engaged members of their community.

Personal GrassMaster

The GrassMaster is the trusted face of the Clean Air brand. The person who mows the lawn is who the customer values the most. Besides certified lawn care training, each individual must come up with at least one way to make their Clean Air operation more sustainable before being knighted as a GrassMaster.





THE NEIGHBORHOOD'S HEALTHIEST LAWN®

Franchisee Investment

Capital Requirements

Franchise Fee	$25,000
Total Investment	$60,901-$117,761
Net Worth Required	$100,000

Your Investment Includes:

- Your Territory of 70,000 Households
- New Owner Training:
    - Business Planning
    - Soil Science & Turf Management
    - Full Business Operations
    - Accounting, Billing & Financial
    - Marketing & Proprietary Resources
    - Partnerships & Ordering
    - Solar System & Custom Fertilizers
    - Owner Field Day
    - Accessing All Support Available
- The Clean Air Brand, Support & Network
    - Marketing & Lead Generation
    - Accounting & Billing Support
    - Ongoing Business Support from HQ and Other Owners

In The News

Martha Stewart

Entrepreneur Magazine

Coloradoan. PART OF THE USA TODAY NETWORK

TURF Serving Landscape and Lawn Care Professionals

 FROM FOUNDER TO CEO PODCAST

CHARLES + HUDSON

TOTAL landscape CARE

FAST COMPANY

IRRIGATION & green industry

NBC

 HOUSTON CHRONICLE

GREEN INDUSTRY Pros PRODUCTS, TRENDS AND STRATEGIES FOR BUSINESS LEADERS

SUCCESS What Achievers Read











Next Steps

1

Due Diligence

- ✓ 1st phone call with Director of New Location Development. You will get to know each other, discuss the franchise business model, get your preliminary questions answered, and learn what it takes to open a franchise.
- ✓ Ongoing communication with the HQ team and research on your location.
- ✓ Gain a clear understanding of what it means to be a franchise owner.

2

Discovery Day

- ✓ Visit Clean Air Lawn Care HQ in Fort Collins, CO to meet your franchise support team. If you are unable to travel here, we can come to you.
- ✓ Learn about your territory, and get a detailed look at how your business will have early and sustained growth.
- ✓ See a local franchise at work in the field.

3

On-Board Day

- ✓ Also known as "Closing Day," because it's similar to closing on a home mortgage.
- ✓ Takes place in-person or over the phone.
- ✓ Walk through paperwork and answer any additional questions.
- ✓ Signing your Franchise Disclosure Document (FDD) and Purchase Agreement.
- ✓ Wire of franchise fee.

4

Training

- ✓ Six days of extensive training at HQ in Fort Collins, CO
- ✓ Review the science of healthy soil and healthy lawns.
- ✓ Discuss the ins-and-outs of owning a small business; marketing, customer service, accounting, and develop a business plan.
- ✓ Learn the specifics of day-to-day field operations, treatment applications and equipment use.

5

Launch Your New Business

- ✓ With help from HQ, open your business in your territory!
- ✓ We will have your website up and running and help you utilize digital marketing to generate high-quality leads from the start.
- ✓ You will have regular calls with your support person to complete a launch checklist and answer any questions that may come up.
- ✓ Get local PR for opening a sustainable business in your community.
- ✓ Have fun getting to know all of your new customers and jobs.